                                                                    EXHIBIT 99.1

PRESS RELEASE

[VERSATEL TELECOM LOGO]

NEWS                                                                    BUSINESS


IMMEDIATE RELEASE

                     VERSATEL AGREES TO ACQUIRE VEW TELNET;
                     ENTERS LOCAL ACCESS MARKET IN GERMANY


AMSTERDAM, DECEMBER 6, 1999 -- VERSATEL TELECOM INTERNATIONAL N.V., a rapidly growing, facilities-based, competitive provider of voice, data and Internet services in Europe, today announced that it has entered into a binding agreement to acquire 100 percent of the outstanding stock of VEW TELNET, a wholly owned subsidiary of VEW ENERGIE AG, and a long term right to use the fiber optic network of VEW TELNET, which is owned by VEW ENERGIE, for approximately EUR 120 million. The closing of the acquisition is subject to final Supervisory Board approval from both companies, which is anticipated to occur in December.

The acquisition represents a key geographic expansion for VersaTel into the Nord Rhein Westphalen (Northwest Rhein) region of Germany that is contiguous to VersaTel's existing broadband network in the Benelux. The acquisition of VEW TELNET is a logical extension of VersaTel's strategic focus due to similarly high business concentrations and favorable demographics in VEW TELNET's market. VersaTel will provide a full package of high bandwidth, local access services in this expanded geographic region over VEW TELNET's approximately 1,400 km fiber optic network.

VEW TELNET, with approximately 4,000 business customers and 225 employees, is a leading regional telecommunications operator in the Westphalia-Lippe region of Germany, including the heavily industrial eastern Ruhr District. This region of Germany represents approximately 10 percent of the population of Germany, and over 240,000 addressable business customers. For the year ended December 31, 1998, VEW TELNET had revenues of EUR 9.1 million. For the three months ended September 30, 1999, VEW TELNET had annualized revenues of EUR 21.7 million.

Upon completion of the acquisition, VersaTel will gain access to approximately 1,400 km of fiber optic network, primarily consisting of 18 fibers. The backbone network consists of an STM 16 ring with over 160 SDH nodes/PoP locations and 7 points of interconnection with Deutsche Telekom. To accelerate local access fiber connections, VersaTel has secured the right to jointly build with VEW ENERGIE by utilizing its power network rights-of-way, giving VersaTel the ability to build additional fiber network and customer connections. In addition, VEW TELNET is operational in 33 main distribution frame (MDF) or central office (CO) locations, representing more than 10 percent of the addressable market in the Westphalia-Lippe region.

VersaTel intends to expand VEW TELNET's access to Deutsche Telekom's MDF locations in the region by extending VEW TELNET's existing network (approximately 80 percent of the market is connected to the top 325 MDF sites). VersaTel plans to leverage Deutsche Telekom's existing copper infrastructure to deploy xDSL access, as well as build local access fiber connections, to provide a full package of high bandwidth, local access services to German customers.

VersaTel intends to maintain a strong relationship with VEW ENERGIE after the closing of the acquisition and will enter into a 12 month telecommunications services contract. The acquisition agreement provides that VersaTel will have the exclusive right to use VEW ENERGIE's existing and future telecom infrastructure. In addition, the acquisition agreement provides that VEW ENERGIE and VersaTel will assess the possibilities of cross-selling and product bundling and VersaTel will be allowed to market its services to VEW ENERGIE's power customers. VEW TELNET is also a member of RegioNet, a cooperation between 6 adjacent regional carriers to reduce termination costs and realize interconnection synergies in Germany.

                                     -END-

VersaTel Telecom International N.V. is a rapidly growing, facilities-based, competitive local access network operator primarily focused on the Benelux, which consists of The Netherlands, Belgium and Luxembourg, and is based in Amsterdam. Founded in October 1995, the Company holds full telecommunications licenses in Netherlands and Belgium and has over 20,000 business customers and 548 employees. VersaTel is currently building a broadband network that will use the latest network technologies to provide business customers in the Benelux with high bandwidth voice, data and Internet services. VersaTel is a publicly traded company on the Amsterdam Stock Exchanges and Nasdaq National Market under the symbol "VRSA". News and Information are available at http://www.versatel.com.

VEW TELNET Gesellschaft fur Telekommumikation und Netzdienste GmbH, headquartered in Dortmund, Germany, is a leading regional telecommunications operator in the Westphalia-Lippe region of Germany. The company provides voice, data and Internet services primarily to business customers utilizing its fiber optic SDH local access network. VEW TELNET holds Class 3 and 4 licenses allowing it to provide full infrastructure-based telecommunications services in the Westphalia-Lippe region of Germany. This region represents more than 9 million inhabitants, approximately 10 percent of the population of Germany, and over 240,000 addressable business customers. VEW ENERGIE AG founded VEW TELNET in 1995 in order to leverage its telecommunications network as part of the liberalization of the German telecommunications market.

The company operates an approximately 1,400 km fiber optic network and has approximately 225 employees and 4,000 business customers.

(Certain statements in this Press Release are "forward-looking statements" within the meaning of The Private Securities Litigation Act of 1995. Such statements are based on the current expectations of the management of VersaTel Telecom International NV only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products or services, inability to timely develop and introduce new technologies, products and services, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, and construction delays, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports to be filed from time to time with the Securities and Exchange Commission.)

Note to Editors: The VersaTel logo is a registered trademark of VersaTel Telecom International NV in The Netherlands, Belgium and Luxembourg.

Contacts:

Mark Lazar                                   Anoeska van Leeuwen
Manager, Investor Relations                  Manager, Public Relations
VersaTel Telecom International NV            VersaTel Telecom International NV
Tel: +31-20-750-1000                         Tel: +31-20-750-1000

Rudi Gaidosch                                Ulf Hollinderbaeumer
Manager, Public Relations                    Manager, Public Relations
VEW ENERGIE                                  VEW TELNET GmbH
Tel: +49-231-438-2342                        Tel: +49-231-438-1897